

February 4, 2009

Mr. Brian C. Ferguson
Executive Vice-President and Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

> **Re: Encana Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed February 22, 2008**
> **File No. 1-15226**

Dear Mr. Ferguson:

We have reviewed your filing and response letters and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

1.   We have considered your response to prior comment one from our letter dated October 29, 2008 and comment four from our letter dated June 25, 2008. We continue to believe that the operating segment and reporting unit cannot be determined at a level below the full cost country center for a company that applies the full cost method under US GAAP. Please modify your presentation and disclosure to address each of the following:

Segment reporting

- modify your line item captions and related disclosure to refer to information that is derived below the full cost center as something other than an operating segment, and disclose how this information is used to manage your business;

- explain in detail how management determines depreciation, depletion and amortization expense (DD&A), as well as evaluates your oil and gas properties for impairment, at the full cost center and then allocates DD&A and any impairment or other costs, and assets and other resources, from the full cost center to the respective divisions; and,

- include separate operating segment disclosures for your Canadian full cost center that includes the total operating segment and the portions of it that were allocated to other divisions. The Canadian full cost center should include assets and operations that have been proportionately consolidated, in addition to the assets and operations of your subsidiaries.

Goodwill impairment evaluation and measurement

- Please modify your US GAAP accounting policy for goodwill impairment evaluation and measurement to perform it at the full cost center level rather than by division.

Note that we are not aware of differences between Canadian and US GAAP with respect to segment reporting and accounting for goodwill as it relates to a company that applies the full cost method.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief